UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

New Generation Biofuels Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644461105

(CUSIP Number)

Global Energy Holdings Group, Inc. c/o David R. Ames Chief Executive Officer and President 3348 Peachtree Road, NE Tower Place Building 200, Suite 250 Atlanta, Georgia 30326 (404) 814-2500
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 644461105	Page 2 of 7

1		NAME OF REPORTING PERSONS Global Energy Holdings Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* CO

The Schedule 13D filed on November 15, 2006 by Global Energy Holdings Group, Inc., a Delaware corporation formerly named Xethanol Corporation, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2008 and Amendment No. 2 to Schedule 13D filed on November 19, 2008, relating to the common stock, par value $0.001 per share, of New Generation Biofuels Holdings, Inc., is hereby amended and supplemented as set forth below by this Amendment No. 3 to Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of New Generation Biofuels Holdings, Inc., a Florida corporation formerly named H2Diesel Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1000 Primera Boulevard, Suite 3130, Lake Mary, Florida 32746.

ITEM 4.  PURPOSE OF TRANSACTION.

On March 17, 2009, Global entered into a stock purchase agreement (the “Purchase Agreement”) with 2020 Energy, LLC, an Arizona limited liability company (“2020 Energy”), pursuant to which Global sold to 2020 Energy, in a private transaction, all 5,301,300 shares of Common Stock (the “Shares”) owned by Global for an aggregate purchase price of $583,143, or $0.11 per share.  The purchase price was paid by 2020 Energy into escrow and released to Global on March 18, 2009 upon physical delivery of the stock certificates representing the Shares to the escrow agent, together with stock transfer powers evidencing the sale of the Shares.

Other than as disclosed in this Statement, Global has no present plans or proposals which relate to or would result in any of the matters referred to in clauses (a) through (j).

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

The information set forth under Item 4 of this Statement is incorporated herein by reference.

As a result of the sale by Global to 2020 Energy of the Shares pursuant to the Purchase Agreement, Global no longer beneficially owns any shares of Common Stock and has no direct or shared voting or dispositive power with respect to any shares of Common Stock.  As reported in Item 4 of this Statement, Global sold all 5,301,300 shares of its Common Stock to 2020 Energy, in a private transaction, pursuant to the Purchase Agreement for a price of $0.11 per share.  The Purchase Agreement was dated March 17, 2009.  The stock certificates representing the Shares were delivered to 2020 Energy and the purchase price was paid to Global on March 18, 2009.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 4 and 5 of this Statement is incorporated herein by reference.  Global entered into the Purchase Agreement with 2020 Energy on March 17, 2009.

Other than the Purchase Agreement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Global and any other person, with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 19, 2008

Global Energy Holdings Group, Inc.

By:	/s/ Rom Papadopoulos
Name: Rom Papadopoulos
Title: Chief Financial Officer